UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Sunset Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86769A206

(CUSIP Number)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86769A206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GlennAllen Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only ......................................................................................................................................................

4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,225,000

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,225,000

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.48%

12.	Type of Reporting Person PN

Item 1.
(a) Name of Issuer The name of the issuer is Sunset Brands, Inc. (the “Company”).
(b) Address of Issuer's Principal Executive Offices The Company’s principal executive office is located at 10990 Wilshire Blvd., Suite 1220, Los Angeles, CA 90024.

Item 2.
(a) This statement on Schedule 13G (the “Statement”) is being filed by GlennAllen Advisors, LLC, a New York limited liability company, hereinafter sometimes referred to as the “Reporting Person.”
(b) The address of the business office of the Reporting Person is 330 Madison Avenue, 9th Floor, New York, NY 10017.
(c) The Reporting Person is organized under the laws of the State of New York.
(d) Common Stock, par value $0.001 per share (the “Common Stock”).
(e) The CUSIP number for the Common Stock is 86769A206.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.
The Reporting Person is deemed to beneficially own 1,225,000 shares of Common Stock in the Company. Of the 1,225,000 shares of Common Stock beneficially owned by the Reporting Person, 1,000,000 shares of Common Stock are deemed to be beneficially owned by the Reporting Person as the result of a continuing default by the Company pursuant to a certain Promissory Note, dated as of June 1, 2005, made by the Company in favor of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GlennAllen Advisors, LLC

October 27, 2005	By:	/s/ Glenn A. Arbeitman
Glenn A. Arbeitman
Managing Member